SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby calls the annual ordinary general meeting of shareholders (“AGM”) and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the AGM:

To: Shareholders

From: JongKap Kim, President & CEO of KEPCO

We hereby call the fiscal year 2020 AGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: March 25, 2021 / 4:00 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322

                    Korea Electric Power Corporation Headquarter

3.	Items to be Reported:

•	Audit report

•	Management report on KEPCO’s operation

•	Operation report on internal accounting control system

4.	Agenda for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2020

2)	Approval of the ceiling amount of remuneration for directors in 2021

3)	Election of one Standing Director

•	Kim, Tae-Ok

4)	Approval of amendments to the Articles of Incorporation of KEPCO

Details on the proposed agenda for the AGM are attached.

*

KEPCO will disclose its audit report on March 10, 2021 on the SEC and its own website (https://www.kepco.co.kr). Business report in Korean will be disclosed on March 17, 2021, through Data Analysis, Retrieval and Transfer System (“DART”) of the Financial Supervisory Service. Business report in Korean shall be changed after the AGM or revised to correct any miswriting. KEPCO will disclose the revised report on DART if there is any amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo
Name:	Park, Joo-soo
Title:	Corporate Vice President

Date: March 9, 2021

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2020

KEPCO seeks to obtain approval for its consolidated financial statements, separate financial statements and accompanying documents for the fiscal year 2020, pursuant to Article 449 of the Commercial Act, Article 43 of the Act on the Management of Public Institutions and Article 50 of the Articles of Incorporation of KEPCO.

Disclaimer: The financial statements for the fiscal year 2020 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to shareholders’ approval.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

In millions of won	2020		2019
Assets
Current assets
Cash and cash equivalents	~~W~~	2,029,584	1,810,129
Current financial assets, net		2,800,220	1,586,509
Trade and other receivables, net		7,918,470	7,701,452
Inventories, net		6,742,909	7,050,700
Income tax receivables		49,675	99,718
Current non-financial assets		1,020,158	1,206,377
Assets held-for-sale		925	28,116

Total current assets		20,561,941	19,483,001

Non-current assets
Non-current financial assets, net		2,472,821	2,563,498
Non-current trade and other receivables, net		1,861,569	2,002,297
Property, plant and equipment, net		168,709,387	164,701,827
Investment properties, net		225,195	158,580
Goodwill		98,166	97,977
Intangible assets other than goodwill, net		1,055,730	1,069,976
Investments in associates		4,250,787	4,251,802
Investments in joint ventures		1,919,746	1,663,029
Defined benefit assets, net		7,231	1,047
Deferred tax assets		1,733,146	1,437,829
Non-current non-financial assets		246,392	166,929

Total non-current assets		182,580,170	178,114,791

Total Assets	~~W~~	203,142,111	197,597,792

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2020 and 2019

In millions of won	2020		2019
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	6,256,521	6,649,402
Current financial liabilities, net		10,724,689	8,930,903
Income tax payables		476,898	358,277
Current non-financial liabilities		5,971,450	5,688,353
Current provisions		2,451,664	2,604,721

Total current liabilities		25,881,222	24,231,656

Non-current liabilities
Non-current trade and other payables, net		6,480,412	6,965,760
Non-current financial liabilities, net		59,365,011	59,115,598
Non-current non-financial liabilities		9,661,941	8,834,452
Employee benefits liabilities, net		1,910,860	1,929,854
Deferred tax liabilities		9,100,247	8,564,775
Non-current provisions		20,075,572	19,066,048

Total non-current liabilities		106,594,043	104,476,487

Total Liabilities	~~W~~	132,475,265	128,708,143

Equity
Contributed capital
Share capital	~~W~~	3,209,820	3,209,820
Share premium		843,758	843,758

		4,053,578	4,053,578

Retained earnings
Legal reserves		1,604,910	1,604,910
Voluntary reserves		32,179,066	34,785,425
Unappropriated retained earnings		17,349,625	12,811,798

		51,133,601	49,202,133

Other components of equity
Other capital surplus		1,224,105	1,226,364
Accumulated other comprehensive loss		(409,577)	(280,730)
Other equity		13,294,973	13,294,973

		14,109,501	14,240,607

Equity attributable to owners of the controlling company		69,296,680	67,496,318
Non-controlling interests		1,370,166	1,393,331

Total Equity	~~W~~	70,666,846	68,889,649

Total Liabilities and Equity	~~W~~	203,142,111	197,597,792

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2020 and 2019

In millions of won, except per share information	2020		2019
Sales
Sales of goods	~~W~~	56,684,312	56,894,876
Sales of services		429,350	408,290
Sales of construction services		812,175	1,264,916
Revenue related to transfer of assets from customers		643,477	604,808

		58,569,314	59,172,890

Cost of sales
Cost of sales of goods		(50,353,315)	(55,750,468)
Cost of sales of services		(441,851)	(1,030,601)
Cost of sales of construction services		(1,009,430)	(998,766)

		(51,804,596)	(57,779,835)

Gross profit		6,764,718	1,393,055
Selling and administrative expenses		(2,678,443)	(2,669,576)

Operating profit (loss)		4,086,275	(1,276,521)
Other income		392,971	393,165
Other expenses		(417,720)	(241,913)
Other gains (losses), net		35,094	(582,258)
Finance income		1,510,249	1,009,706
Finance expenses		(2,896,443)	(2,782,156)
Profit (loss) related to associates, joint ventures and subsidiaries
Share in profit of associates and joint ventures		398,972	257,673
Gain on disposal of investments in associates and joint ventures		10,165	70,094
Share in loss of associates and joint ventures		(119,848)	(90,853)
Loss on disposal of investments in associates and joint ventures		(16)	(2)
Impairment loss on investments in associates and joint ventures		(1,556)	(22,517)
Loss on disposal of investments in subsidiaries		(6,610)	(256)

		281,107	214,139

Profit (loss) before income tax		2,991,533	(3,265,838)
Income tax benefit (expense)		(899,064)	1,002,303

Profit (loss) for the year	~~W~~	2,092,469	(2,263,535)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2020 and 2019

In millions of won, except per share information	2020		2019
Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	~~W~~	(69,804)	42,315
Share in other comprehensive income (loss) of associates and joint ventures		3,181	(6,789)
Net change in fair value of equity investments at fair value through other comprehensive income		(8,532)	(11,732)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting		64,561	19,242
Foreign currency translation of foreign operations		(76,442)	72,816
Share in other comprehensive income (loss) of associates and joint ventures		(132,805)	19,344

Other comprehensive income (loss) for the year		(219,841)	135,196

Total comprehensive income (loss) for the year	~~W~~	1,872,628	(2,128,339)

Profit (loss) attributable to:
Owners of the controlling company	~~W~~	1,991,347	(2,345,517)
Non-controlling interests		101,122	81,982

	~~W~~	2,092,469	(2,263,535)

Total comprehensive income (loss) attributable to:
Owners of the controlling company	~~W~~	1,802,824	(2,239,147)
Non-controlling interests		69,804	110,808

	~~W~~	1,872,628	(2,128,339)

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	~~W~~	3,102	(3,654)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(2,345,517)	—	(2,345,517)	81,982	(2,263,535)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	36,160	—	36,160	6,155	42,315
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(6,789)	—	(6,789)	—	(6,789)
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(11,732)	(11,732)	—	(11,732)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	14,041	14,041	5,201	19,242
Foreign currency translation of foreign operations, net of tax		—	—	55,347	55,347	17,469	72,816
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	19,343	19,343	1	19,344
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(99,255)	(99,255)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	21,071	21,071
Transactions between consolidated entities		—	—	(8,460)	(8,460)	323	(8,137)
Changes in consolidation scope		—	—	—	—	24,932	24,932
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	(840)	840	—	—	—

Balance at December 31, 2019	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2020 and 2019

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the year
Profit for the year		—	1,991,347	—	1,991,347	101,122	2,092,469
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(62,857)	—	(62,857)	(6,947)	(69,804)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	3,181	—	3,181	—	3,181
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(8,533)	(8,533)	1	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	58,523	58,523	6,038	64,561
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	(46,032)	(30,410)	(76,442)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(132,805)	(132,805)	—	(132,805)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(81,011)	(81,011)
Issuance of shares of capital by subsidiaries and others		—	—	(148)	(148)	(5,297)	(5,445)
Transactions between consolidated entities		—	(203)	(2,111)	(2,314)	1,040	(1,274)
Changes in consolidation scope		—	—	—	—	5,684	5,684
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2020	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

In millions of won	2020		2019
Cash flows from operating activities
Profit (loss) for the year	~~W~~	2,092,469	(2,263,535)

Adjustments to reconcile net loss to net cash flows provided by operating activities:
Income tax expense (benefit)		899,064	(1,002,303)
Depreciation		11,377,553	10,971,825
Amortization		170,466	156,915
Employee benefit expense		492,288	725,120
Bad debt expense		50,686	16,629
Interest expense		1,995,425	2,046,811
Loss on disposal of financial assets		648	2,106
Loss on disposal of property, plant and equipment		162,725	72,508
Loss on abandonment of property, plant, and equipment		255,346	364,233
Loss on impairment of property, plant, and equipment		80,413	50,034
Loss on impairment of intangible assets		3,599	513,609
Loss on disposal of intangible assets		392	827
Increase in provisions		1,832,765	2,301,215
Loss (gain) on foreign currency translation, net		(782,167)	370,309
Gain on valuation of financial assets at fair value through profit or loss		(12,904)	(5,575)
Loss on valuation of financial assets at fair value through profit or loss		7,396	4,513
Valuation and transaction loss (gain) on derivative instruments, net		390,322	(403,765)
Share in profit of associates and joint ventures, net		(279,124)	(166,820)
Gain on disposal of financial assets		(11,992)	(3,866)
Gain on disposal of property, plant and equipment		(93,195)	(43,784)
Gain on disposal of intangible assets		(1,556)	(206)
Gain on disposal of associates and joint ventures		(10,165)	(70,094)
Loss on disposal of associates and joint ventures		16	2
Impairment loss on associates and joint ventures		1,556	22,517
Loss on disposal of subsidiaries		6,610	256
Interest income		(242,586)	(268,118)
Dividend income		(7,316)	(13,838)
Others, net		30,411	128,237

		16,316,676	15,769,297

Changes in working capital:
Trade receivables		(107,639)	95,345
Non-trade receivables		459,524	64,027
Accrued income		(258,963)	83,589
Other receivables		(32,536)	(116,583)
Other current assets		(462,125)	(271,986)
Inventories		(723,495)	(980,216)
Other non-current assets		(140,017)	(611,066)
Trade payables		(262,985)	(546,159)
Non-trade payables		(363,260)	192,506
Accrued expenses		(222,113)	(454,501)
Other current liabilities		388,163	373,403
Other non-current liabilities		755,005	650,468
Investments in associates and joint ventures (dividends received)		237,695	215,612
Provisions		(1,499,436)	(1,473,461)
Payments of employee benefit obligations		(74,848)	(65,242)
Plan assets		(582,275)	(348,386)

	~~W~~	(2,889,305)	(3,192,650)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

In millions of won	2020		2019
Cash generated from operating activities	~~W~~	15,519,840	10,313,112
Dividends received (financial assets at fair value through other comprehensive income)		7,316	24,255
Interest paid		(2,081,663)	(2,027,850)
Interest received		215,183	186,122
Income taxes paid		(452,203)	(282,211)

Net cash provided by operating activities		13,208,473	8,213,428

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		5,444	—
Acquisition of investments in associates and joint ventures		(342,116)	(107,821)
Proceeds from disposals of property, plant and equipment		331,777	522,742
Acquisition of property, plant and equipment		(13,281,294)	(14,000,359)
Proceeds from disposals of intangible assets		10,871	7,702
Acquisition of intangible assets		(120,371)	(229,426)
Proceeds from disposals of financial assets		8,020,406	2,783,474
Acquisition of financial assets		(9,203,450)	(2,165,342)
Increase in loans		(336,744)	(335,773)
Collection of loans		215,292	292,745
Increase in deposits		(276,255)	(280,637)
Decrease in deposits		280,941	275,314
Proceeds from disposals of assets held-for-sale		32,578	30,662
Receipt of government grants		41,209	21,705
Cash outflow from merger		—	(154,311)
Net cash outflow from changes in consolidation scope		(24,624)	(2,917)
Other cash outflow from investing activities, net		(185,475)	(157,116)

Net cash used in investing activities		(14,831,811)	(13,499,358)

Cash flows from financing activities
Proceeds from short-term borrowings, net		345,338	188,957
Proceeds from long-term borrowings and debt securities		10,170,107	13,221,407
Repayment of long-term borrowings and debt securities		(7,976,658)	(7,068,290)
Payment of lease liabilities		(613,977)	(573,437)
Settlement of derivative instruments, net		42,263	102,146
Change in non-controlling interest		11,554	17,365
Dividends paid (hybrid bond)		(13,385)	(13,385)
Dividends paid		(81,298)	(99,356)
Other cash outflow from financing activities, net		(3,120)	—

Net cash provided by financing activities		1,880,824	5,775,407

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		257,486	489,477
Effect of exchange rate fluctuations on cash held		(38,031)	(37,693)

Net increase in cash and cash equivalents		219,455	451,784
Cash and cash equivalents at January 1		1,810,129	1,358,345

Cash and cash equivalents at December 31	~~W~~	2,029,584	1,810,129

Agenda 2. Approval of the ceiling amount of remuneration for directors

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2021, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

•	2,183,920 thousand won in fiscal year 2021 (total number of directors: 15; number of non-standing directors: 8)

•	2,247,869 thousand won in fiscal year 2020 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2020 was 1,580,309 thousand won.

•

We proposed to decrease the maximum aggregate amount of remuneration for directors in 2021 by 2.8% compared to 2020 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 0.9% (8,282 thousand won) and (ii) the decreased performance-based compensation by 103,502 thousand won which reflected the vacant period of the standing director and the member of the Audit committee as his appointment was delayed and (iii) the increased severance payments (31,271 thousand won) due to the increase in the average incumbency of our directors from 25 months to 30 months.

Agenda 3. Election of One Standing Director

•	Kim, Tae-Ok

•	Date of Birth : July 14, 1962

•	Current Position : Vice President of Regional Headquarters KEPCO Gwangju-Jeonnam (from Dec. 2020 and on)

•	Previous Positions in KEPCO

•	Vice President & Head of Technology Planning Department (from Dec. 2018 to Dec. 2020)

•	Director General of Guri Regional Transmission and Substation Management Office under Regional Headquarters KEPCO North Gyeonggi (from Jul. 2018 to Dec. 2018)

•	Assistant Vice President & Head of Power System Planning Team Under Power System Planning Department (from Dec. 2015 to Jul. 2018)

•	Director General of Namseoul Regional Construction office under Regional Construction Headquarters KEPCO Gyeongin (from Dec. 2014 to Dec. 2015)

•	Director General of Chungbuk-Gangwon Regional Construction office under Regional Construction Headquarters KEPCO Jungbu (from Jan. 2014 to Dec. 2014)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Kim, Tae-Ok, has proved his outstanding competence and job performance while working in various positions in KEPCO. In particular, the nominee is specialized in electric power transmission, substation and grid system with wide knowledge and experiences in the power industry.

Based on his expertise, Mr. Kim has successfully reorganized R&D strategies, taken the lead in securing future technologies in the power industry, established long-term plans for transmission and substation facilities, and participated in establishing basic plan for supply and demand of electricity.

If the nominee is appointed as a standing director, he will contribute to further enhancing shareholder value by establishing strategies for construction of transmission and substation facilities, planning for power system, preemptively securing advanced technologies, and maintaining stable power supply based on the above capabilities and experiences.

Agenda 4. Approval of amendments to the Articles of Incorporation of KEPCO (the “Articles of Incorporation”)

1)	KEPCO proposes to amend the Articles of Incorporation pursuant to Article 433 of the Commercial Act and Article 4 of the Articles of Incorporation.

2)	KEPCO proposes to amend the Articles of Incorporation to clarify the article on shareholder right regarding the dividend record date and in accordance with the amendment of the Commercial Act.

•	The table below compares the current provisions in the Articles of Incorporation with the proposed amendments.

Current provision	Proposed amendment	Rationale

Article 15 (Suspension of Changes in the Register of Shareholders)

(2) The Corporation shall permit the shareholders whose names appear in the register of shareholders on December 31 of each year to exercise the rights as shareholders in the Ordinary General Meeting of Shareholders held in respect of such fiscal year.

Article 15 (Suspension of Changes in the Register of Shareholders)

(2) The Corporation shall permit the shareholders whose names appear in the register of shareholders on December 31 of each year to exercise voting rights and receive dividends as shareholders in the Ordinary General Meeting of Shareholders held in respect of such fiscal year.

To clarify the article on shareholder right regarding the dividend record date

Article 41-2 (Composition of the Audit Committee) (New Provision)

Article 41-2 (Composition of the Audit Committee)

(4) The Corporation shall appoint a director who will serve as a member of the Audit Committee separately from other directors in accordance with the Article 542-12 of the Commercial Act.

To introduce the system for separate appointment of the member of the audit committee in accordance with the amendment of the Commercial Act

All amendments to the Articles of Incorporation shall be effective on and from the date in which the amendments have been promulgated.